March 11, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (801) 961-4001

Mr. John Rask, President
Apex Resources Group, Inc.
299 S. Main Street, Suite 1300
Salt Lake City, Utah   84111

RE: Apex Resources Group, Inc.
File No. 002-91973
Form 10-KSB/A No. 1 for the year ended June 30, 2007
Form 10-QSB for the quarter ended September 30, 2007

Dear Mr. Rask:

We issued comments to you on the above captioned filing on January 25, 2008**. A**s of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 25, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 25, 2008**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jorge L. Bonilla at 202-551-3414 if you have any questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant